Exhibit 99.1

BUDGET 2016   /   1

SUMMARY BUDGET 2016/17

2   /  BUDGET 2016

Summary Budget

For the Fiscal Year Ending March 31, 2017

With Comparative Data for the Year Ending March 31, 2016

				Per Cent Change 2016/17 Budget from

	2016/17 Budget	2015/16 Forecast	2015/16 Budget	2015/16 Forecast	2015/16 Budget

	(Millions of Dollars)

Revenue
Income Taxes	3,868	3,777	3,852	2.4	0.4
Other Taxes	4,136	4,017	4,116	3.0	0.5
Fees and Other Revenue	2,199	2,183	2,145	0.7	2.5
Federal Transfers	4,108	3,828	3,881	7.3	5.8
Net Income of Government Business Enterprises	674	712	759	(5.3)	(11.2)
Sinking Funds and Other Earnings	245	252	210	(2.8)	16.7

Total Revenue	15,230	14,769	14,963	3.1	1.8

Expenditure
Health	6,497	6,250	6,088	4.0	6.7
Education	4,061	3,962	3,983	2.5	2.0
Families	2,036	1,946	1,891	4.6	7.7
Community, Economic and Resource Development	1,504	1,437	1,482	4.7	1.5
Justice and Other Expenditures	1,319	1,355	1,249	(2.7)	5.6
Debt Servicing	874	830	842	5.3	3.8

Total Expenditure	16,291	15,780	15,535	3.2	4.9

In-Year Adjustments/Lapse	(150)	-	(150)

Net Income (Loss)	(911)	(1,011)	(422)

NOTES:

● The 2015/16 forecast and budget have been restated to be consistent with the current presentation for the GRE.

● In-Year Adjustments/Lapse could be an increase in revenue and/or decrease in expenditures.

● Numbers may not add due to rounding.

BUDGET 2016  /   3

SUMMARY BUDGET 2016/17

Revenue

Revenue in 2016/17 is projected to increase $461 million or 3.1% from the 2015/16 forecast.

Income tax revenue is projected to increase by $91 million, with a $78 million increase in individual income tax revenue and an increase of $13 million in corporation income tax revenue. Budget 2016 projects a $119 million, or 3.0%, increase in other tax revenue, mainly reflecting growth in retail sales tax and levy for health and education tax. Fees and other revenue is projected to increase $16 million, or 0.7%. Federal transfers are projected to increase $280 million, or 7.3%. Net income of Government Business Enterprises is projected to decline $38 million, or 5.3%.

Expenditure

Total expenditure is budgeted to increase $511 million or 3.2% from the 2015/16 forecast.

The growth in health expenditure is $247 million, or 4.0%. Education-related expenditure is increasing by $99 million, or 2.5%. Families is up $90 million, or 4.6%. Community, economic and resource development expenditure will increase by $67 million, or 4.7%. The justice and other expenditures sector will decrease by $36 million, or 2.7%. Debt servicing costs are expected to increase by $44 million.

4   /  BUDGET 2016

SCHEDULE 1

Summary Revenue Estimate: Details and Reconciliation to Core Government Estimates

Fiscal Year Ending March 31, 2017 (Thousands of Dollars)

	CORE GOVERNMENT	CONSOLIDATION IMPACTS	SUMMARY
Source of Revenue	Revenue Estimate	and Revenue of Other Reporting Entities

Income Taxes
Individual Income Tax	3,338,761	-	3,338,761
Corporation Income Tax	529,016	-	529,016

Subtotal: Income Taxes	3,867,777	-	3,867,777

Other Taxes
Corporations Taxes	249,047	-	249,047
Fuel Taxes	321,150	10,275	331,425
Land Transfer Tax	83,736	-	83,736
Levy for Health and Education	472,614	(127,402)	345,212
Retail Sales Tax	2,325,330	2,600	2,327,930
Tobacco Tax	256,123	-	256,123
Other Taxes	9,591	-	9,591
Education Property Taxes	-	532,643	532,643

Subtotal: Other Taxes	3,717,591	418,116	4,135,707

Fees and Other Revenue
Fines and Costs and Other Legal	53,574	900	54,474
Minerals and Petroleum	9,628	-	9,628
Automobile and Motor Carrier Licences and Fees	152,270	-	152,270
Parks: Forestry and Other Conservation	141,578	300	141,878
Water Power Rentals	107,722	-	107,722
Service Fees and Other Miscellaneous Charges	74,104	1,354,706	1,428,810
Revenue Sharing from SOAs	23,170	(23,170)	-
Tuition Fees	-	304,667	304,667

Subtotal: Fees and Other Revenue	562,046	1,637,403	2,199,449

Federal Transfers
Equalization	1,735,600	-	1,735,600
Canada Health Transfer (CHT)	1,303,600	-	1,303,600
Canada Social Transfer (CST)	482,400	-	482,400
Shared Cost and Other Transfers	322,955	263,012	585,967

Subtotal: Federal Transfer	3,844,555	263,012	4,107,567

Net Income of Government Business Enterprises (GBEs)
Manitoba Liquor and Lotteries Corporation	585,700	-	585,700
Deposit Guarantee Corporation	-	18,326	18,326
Manitoba Hydro-Electric Board	-	42,000	42,000
Workers Compensation Board	-	9,305	9,305
Manitoba Public Insurance Corporation	-	18,688	18,688

Subtotal: Net Income of GBEs	585,700	88,319	674,019

Sinking Funds and Other Earnings	-	245,071	245,071

Total Revenue Estimate	12,577,669	2,651,921	15,229,590

BUDGET 2016  /   5

SCHEDULE 2

Summary Expenditure Estimate: Details, Reconciliation to Core Government Estimates

and Summary Budget Result

Fiscal Year Ending March 31, 2017 (Thousands of Dollars)

	CORE GOVERNMENT	CONSOLIDATION IMPACTS	SUMMARY
Sector/Department	Expenditure Estimate	and Expenditures of Other Reporting Entities
Health
Health, Seniors and Active Living	5,989,870	506,800	6,496,670
Education
Education and Training	2,733,768	1,326,733	4,060,501
Families
Families	1,927,625	108,572	2,036,197
Community, Economic and Resource Development
Agriculture	180,371	192,526	372,897
Growth, Enterprise and Trade	82,593	11,469	94,062
Indigenous and Municipal Relations	498,023	9,948	507,971
Infrastructure	625,093	(235,955)	389,138
Sustainable Development	141,715	(1,683)	140,032

Total Community, Economic and Resource Development	1,527,795	(23,695)	1,504,100

Justice and Other Expenditures
Legislative Assembly	57,707	(819)	56,888
Executive Council	4,107	(71)	4,036
Civil Service Commission	21,677	(842)	20,835
Employee Pensions and Other Costs	14,735	57,849	72,584
Finance	278,349	119,862	398,211
Justice	585,844	17,409	603,253
Sport, Culture and Heritage	66,462	(2,709)	63,753
Enabling Appropriations	42,991	-	42,991
Other Appropriations	56,700	-	56,700

Total Justice and Other Expenditures	1,128,572	190,679	1,319,251

Debt Servicing Costs	230,000	644,391	874,391

Total Expenditure Estimate	13,537,630	2,753,480	16,291,110
Subtract: Total Revenue Estimate (Schedule 1)	12,577,669	2,651,921	15,229,590
In-Year Adjustments/Lapse	(70,000)	(80,000)	(150,000)

NET INCOME (LOSS)	(889,961)	(21,559)	(911,520)

NOTE: In-Year Adjustments/Lapse could be an increase in revenue and/or decrease in expenditures.

6   /  BUDGET 2016

Revenue, 2016/17

Expenditure, 2016/17

BUDGET 2016  /   7

FINANCIAL MANAGEMENT STRATEGY 2016/17

8   /  BUDGET 2016

FINANCIAL MANAGEMENT STRATEGY 2016/17

Manitoba’s New Government is committed to making Manitoba the most improved province in all of Canada: to better health care and education for Manitoba families; to better jobs that will inspire our young people to make Manitoba their home into the future; and to an open, transparent government that earns and deserves the trust of Manitobans.

A strong fiscal plan is the foundation that will make these improvements possible. Budget 2016 sets a new course for Manitoba toward lower taxes, better services and a stronger economy.

Manitoba is facing significant fiscal challenges but we will work through those challenges together. Manitobans value integrity, caring, inclusion, common sense and teamwork. These are the values upon which our great province has been built, and they are the values that will guide Manitoba’s plan to restore fiscal discipline and bring the province’s finances back into balance.

We have set a target of achieving balance within our second term by pursuing measures that will responsibly address the unsustainable trajectory of spending increases while ensuring the protection of front line services for all Manitobans. It cannot be overstated that the challenges we face as a government, and as a province, are significant. In order to allow the time necessary to carefully correct Manitoba’s fiscal course, balanced budget legislation will be suspended. This will be accomplished by repealing the current legislation and replacing it in Budget 2017 with legislation that provides Manitoba taxpayers with enforceable protection, including the restoration of their right to vote on major tax increases.

The Financial Management Strategy laid out in these pages presents Manitoba’s objectives for measurable outcomes to be achieved during the coming year. The inclusion of this statement of measurable objectives in the budget reflects this government’s commitment to open, transparent and accountable management of the finances of the province.

MANITOBA’S BUDGET PROJECTIONS

Summary budget reporting and core government reporting are both important to provide transparency and accountability with respect to the province’s financial management. The core government outlook provides information on core government activities – the revenues and expenses of government departments that are under the direct control of the Legislative Assembly. These are where the day-to-day decisions are made that ultimately determine the success of the government’s strategies, plans and programs.

Although several risks and challenges remain for the global economy, Manitoba’s stable economic and demographic fundamentals are projected to produce steady economic growth over the next year.

Core Government

	2015/16 Budget	2015/16 Forecast	2016/17 Budget
		(Millions of Dollars)

Revenue	12,354	12,163	12,578
Expenditure	12,865	13,175	13,538
Year-End Adjustments/Lapse	(70)	-	(70)
Net Result	(441)	(1,012)	(890)
Fiscal Stabilization Account Transfer	20	20	-

Net Income (Loss)	(421)	(992)	(890)

BUDGET 2016  /   9

The core government budget outlook for 2016/17 projects that revenue will rise by 3.4% over the 2015/16 forecast. Expenditures are projected to increase by 2.7%. Prudent budget decisions in expenditure increases and fiscal discipline throughout the coming year will result in improvements to the deficit position in 2016/17. This approach will continue in future years.

The Summary Budget brings together the results for not just core government, but also all of the Government Business Enterprises such as Manitoba Hydro and Manitoba Public Insurance, health authorities, social service authorities, school divisions, and other entities that are controlled by the provincial government. As such, it provides an important overview of the financial position of the provincial public sector as a whole.

The summary government budget outlook for 2016/17 projects that revenue will rise by 3.1% over the 2015/16 forecast. Expenditures are projected to increase by 3.2%.

RESTORING FISCAL DISCIPLINE

Manitobans have a right to expect that their government uses public revenues effectively and efficiently to deliver high quality government programs and services at a reasonable and sustainable cost. Manitoba’s New Government is working to fulfill that expectation by restoring fiscal discipline with a common sense approach to financial management.

Common sense respects the value of taxpayers’ money. It is common sense to eliminate waste and duplication. It is common sense to demand that public funding delivers value for money. It is common sense to create a culture of smart shopping through competitive tendering of government contracts.

It is also common sense that open and transparent financial reporting will increase accountability and, ultimately, restore the fiscal discipline needed to correct the course and bend the cost curve in government spending back towards budget balance.

Open and transparent financial reporting means that financial management plans, actions, and results should be clearly described and readily available to the public. Manitoba has the basic elements in place now:

●	issuing summary financial statements compliant with standards set by the Public Sector Accounting Board;

●	summary budgeting and reporting presents comprehensive information on the total cost of providing programs and services to Manitobans and how the Government Reporting Entity operates as a whole;

Summary Budget

	2015/16 Budget	2015/16 Forecast	2016/17 Budget
Revenue		(Millions of Dollars)

Core Government	12,354	12,163	12,578
Consolidation Impacts and ORE*	2,609	2,606	2,652
Total Revenue	14,963	14,769	15,230
Expenditure

Core Government	12,865	13,175	13,538
Consolidation Impacts and ORE*	2,670	2,605	2,753
Total Expenditure	15,535	15,780	16,291
Year-End Adjustments/Lapse	(150)	-	(150)
Net Income (Loss)	(422)	(1,011)	(911)

* Other Reporting Entities

10   /  BUDGET 2016

●	a financial management strategy with measurable outcomes included with the annual budget;

●	a report on outcomes within six months of the end of the fiscal year;

●	summary quarterly financial reporting; and

●	amortizing all capital investments and showing all related costs in annual appropriations for core government.

Improvements in reporting will continue in Budget 2016 with a commitment to more timely quarterly reporting.

Restoring Credit Ratings

After many years of stability, Manitoba’s credit ratings came under increasing pressure when budget deficits did not come down as quickly as predicted. When Budget 2015 showed that Manitoba would not return to balance in 2016 as planned, Manitoba received its first credit downgrade in almost 30 years. While many factors are considered in determining a credit rating, the one that was highlighted when Moody’s Investors Service downgraded Manitoba was the willingness to rein in government spending.

This fiscal management strategy acknowledges the importance of controlling spending growth as the key element in restoring fiscal discipline. Manitoba’s New Government is committed to reducing spending growth to sustainable levels, setting the foundation for a return to balance which will, in turn, be reflected in improved credit ratings in the future.

MEASURABLE OUTCOMES

Meeting Budget Targets

A large part of restoring fiscal discipline is restraining the growth of spending – bending the cost curve – to ensure that spending does not outpace revenue growth. Manitoba’s New Government is committed to ensuring that government programs and services become more effective and efficient.

Departments will be held accountable for meeting their budget targets and finding opportunities to improve service delivery by operating more efficiently and effectively. As a result, the chronic overspending of the past decade will come to a halt and Manitobans will once again be able to place their trust in government’s financial projections.

Initiatives to support this increased emphasis on delivering better value within available resources are:

●	issuing mandate letters to government ministers to ensure clarity of expectations, more particularly, mandating the Minister of Finance with the responsibility to “restore the fiscal integrity of the province and move to a balanced budget… by developing immediate and long term steps to eliminate waste, duplication and overlap in government services”;

●	keeping annual core spending growth below 3%;

●	reducing the number of departments to eliminate $4 million wasted through overlap and duplication of management and administration functions;

●	amalgamating the East Side Road Authority with the Department of Infrastructure;

●	modernizing the governance of Crown Agencies to eliminate political interference in their business operations;

●	requiring competitive tendering to ensure that untendered contracts are only used in exceptional circumstances;

●	launching fiscal performance reviews of all core government spending;

●	initiating a comprehensive review of health-care delivery that engages all stakeholders, including patients and front-line workers, in the search for sustainable solutions;

●	working with front-line workers in all departments to find ways to deliver better results for citizens; and

●	working with the Canada Revenue Agency to reduce costs associated with the administration of tax credits.

BUDGET 2016  /   11

Stabilizing the Net Debt to GDP Ratio

Net debt is an important indicator of a government’s financial position as this highlights how government services will remain affordable in the future. Summary net debt is made up of financial assets (such as cash or investments) minus total liabilities (such as loans or financing). It is the remaining liability that must be financed by future revenues.

The net debt to GDP ratio measures changes in net debt against the growth of the economy. A stable net debt to GDP ratio is a good indication that the province is managing its debt responsibly.

Some amount of public debt is necessary for the efficient delivery of required services – it is the relative size of the debt that matters. Prudent debt management means managing the size of the debt to stay within reasonable and predictable limits that reflect the ability of the provincial economy to support it.

The chart below breaks out the components of the growth in the summary net debt in recent years to show the impact that core government deficits have had on the growth of the province’s net debt. Manitoba’s fiscal plan to correct that course and move back to balance will eliminate that component of the growth curve, bringing it back down to a reasonable and sustainable level.

Summary Net Debt

Principal, Amortization and Interest Growth: The Challenge

In 2016/17, over $800 million has been included in core government appropriations for principal, amortization and interest related to capital investment. With the growth in the capital investment and debt over the last number of years, the growth in debt servicing costs has been dramatic. Continued capital investment at similar rates of growth into the future will result in unsustainable growth in capital-related debt servicing costs. The resulting pressure to pay for the debt results in bigger deficits and erodes the ability to pay for front-line services.

A total of $437 million has been included in core government appropriations to retire debt associated with capital investments: $259 million for amortization of department-owned assets, and $178 million for principal payments for education and health-related assets. These payments are about 2.7% of the total summary expenditure in Budget 2016.

Manitoba’s communities and the economy as a whole benefit from the investment in tangible capital assets in both core government and Other Reporting Entities, which range from roads and water-control structures to health facilities, universities, colleges and schools, and parks. While the public good provided by these investments is immeasurable, continued growth in debt that outstrips growth in the economy is not sustainable.

12   /  BUDGET 2016

Stabilizing the growth of the debt will result in a more stable net debt to GDP ratio over time. In Budget 2016, the net debt to GDP ratio is forecast to be 33.8%.

JOBS AND ECONOMIC GROWTH

Jobs and economic growth are at the centre of the plan for a better Manitoba. A stronger economy will allow improvements in front-line services and additional investments in the programs and initiatives most important to Manitoba families, while also repairing the state of the province’s finances.

Manitoba’s New Government has a 10-point plan to grow Manitoba’s economy by increasing competitiveness, building strategic infrastructure, working with business and entrepreneurs to expand their opportunities, and promoting Manitoba as an attractive place to invest and trade.

MEASURABLE OUTCOMES

Strategic Infrastructure Investments

Investments in strategic infrastructure stimulate the provincial economy, generate employment, and increase household and business incomes. In addition, infrastructure, and infrastructure renewal projects, boost productivity over the long term, further strengthening the economy. It is important that the investment decisions are made in the context of stimulating the economy, are for the public good, but are also financially sustainable over the long term.

Manitoba’s New Government committed to spending at least $1 billion on strategic infrastructure in 2016/17 – roads and bridges, flood protection, hospitals, schools, universities and colleges, as well as municipal projects and other infrastructure. The level of investment in 2016/17 is over $1.8 billion.

Strategic Infrastructure 2016/17

Millions of Dollars

Core Government Infrastructure

Roads, Highways, Bridges, Flood Protection and Parks
Highways and Bridges	542
Water-Related Capital	45
Parks, Cottages and Camping	12

Subtotal	599

Capital Grants, Maintenance and Preservation
Building Manitoba Fund* – Capital Grants	284
Maintenance and Preservation – Highways	144
Maintenance and Preservation – Water	10

Subtotal	438

Core Government Infrastructure Total	1,037

Other Provincial Infrastructure
Health	442
Education	241
Housing	120
Northern Affairs Communities	15

Other Provincial Infrastructure Total	818

Total Strategic Infrastructure	1,855

*Net of Transit Operating

BUDGET 2016  /   13

Employment Growth

Manitoba has the most stable labour market in Canada, with modest changes from year-to-year in annual growth rates and an unemployment rate that is second lowest among the provinces right now. Our labour market growth reflects the growth in the economy, with the supply of labour growing at about the same rate as the growth in jobs.

Manitoba’s New Government will work closely with business and community leaders to create new and innovative opportunities to ensure our economy remains strong and growing. Included among the initiatives to grow the economy in 2016 are:

●	negotiating membership in the New West Partnership with the other three western provinces in order to reduce trade barriers and open up new opportunities for Manitoba companies;

●	investing no less than $1 billion annually in strategic infrastructure;

●	partnering with municipalities to provide them with a fair say on strategic infrastructure investment priorities;

●	establishing a Premier’s Enterprise Team of business leaders to make recommendations to promote stronger job and economic growth;

●	increasing tourism promotion;

●	engaging indigenous leaders to develop a framework for meaningful ongoing consultation and build strong, mutually beneficial relationships; and

●	consulting with business and education leaders to strengthen partnerships with the private sector to increase funding for students pursuing higher education.

Manitoba’s Labour Force,

January 2015-April 2016

(Three Month Moving Average)

Through the first quarter of 2016, both labour force and employment growth have slowed when compared to the same period in 2015, but projections for growth in the future are positive. The Manitoba Finance Survey of Economic Forecasts shows an expected 0.4% growth in employment this year and improving to 1.1% growth in 2017, in line with the national average. The unemployment rate is expected to average 5.8% in 2016, tied for the lowest among provinces and anticipated to fall to 5.5% in 2017.

Budget 2016 is the first budget of your New Government. We will work hard to meet the commitments made in the Financial Management Strategy and will report on the outcomes at the end of the fiscal year. Together we will make Manitoba better.

14   /  BUDGET 2016

BUDGET 2016  /   15

Appendix 1:

MANITOBA SUMMARY FINANCIAL STATISTICS

16   /  BUDGET 2016

Manitoba Summary Financial Statistics

	2016/17 Budget	2015/16 Forecast	2014/15 Actual	2013/14 Actual	2012/13 Actual	2011/12 Actual
SUMMARY FINANCIAL STATEMENTS	(Millions of Dollars)
Revenue
Income Taxes	3,868	3,777	3,679	3,446	3,302	3,138
Other Taxes	4,136	4,017	3,900	3,723	3,365	3,350
Fees and Other Revenue	2,199	2,183	2,183	2,202	2,013	1,906
Federal Transfers	4,108	3,828	3,809	3,818	3,953	4,332
Net Income of Government Business Enterprises	674	712	899	783	739	713
Sinking Funds and Other Earnings	245	252	269	242	242	249

Total Revenue	15,230	14,769	14,739	14,214	13,614	13,688

Expenditures (Excluding Debt Servicing Costs)	15,417	14,950	14,350	13,915	13,335	13,874
Debt Servicing Costs	874	830	841	821	839	815

Expenditure	16,291	15,780	15,191	14,736	14,174	14,689
In-Year Adjustments/Lapse	(150)	-	-	-	-	-

Net Income (Loss)	(911)	(1,011)	(452)	(522)	(560)	(1,001)

Provincial Borrowings, Guarantees and Obligations
General Government Programs	11,590	10,630	9,460	9,105	8,289	7,803
General Government Programs - Federal Flood Relief	-	-	-	-	276	326
General Government Programs - Pension Liability	2,695	2,695	2,595	2,595	2,595	2,595
Manitoba Hydro-Electric Board	17,848	14,544	12,540	10,838	9,609	8,999
Other Crown Organizations	3,710	3,309	2,827	2,511	2,246	1,926
Health Facilities	2,473	1,730	1,338	1,252	1,149	1,094
Other	-	-	5	9	23	37
Capital Investments	5,429	5,174	4,724	4,020	3,668	3,195

Subtotal	43,745	38,082	33,489	30,330	27,855	25,975
Other Obligations
Pension Liability	8,945	8,419	7,947	7,456	6,940	6,697
Pension Assets	(6,432)	(6,080)	(5,702)	(5,418)	(5,112)	(5,063)

Net Pension Liability	2,513	2,339	2,245	2,038	1,828	1,634
Debt Incurred for and Repayable by the Manitoba Hydro-Electric Board	(17,760)	(14,323)	(12,371)	(10,573)	(9,443)	(8,742)
Education Debt Held by Government Enterprises	610	620	620	600	547	505
Other Debt of Crown Organizations	285	281	279	281	264	266

Subtotal	(14,352)	(11,083)	(9,227)	(7,654)	(6,804)	(6,337)

Total Summary Borrowings, Guarantees and Obligations	29,393	26,999	24,262	22,676	21,051	19,638

Adjustments to Arrive at Summary Net Debt
Guarantees	(90)	(110)	(172)	(265)	(166)	(257)
Net Financial Assets	(6,154)	(5,494)	(5,127)	(5,139)	(5,064)	(4,903)

Summary Net Debt	23,149	21,395	18,963	17,272	15,821	14,478

NOTES:

● In-year Adjustments/Lapse could be an increase in revenue and/or decrease in expenditures.

● Numbers may not add due to rounding.

BUDGET 2016  /   17

Manitoba Summary Financial Statistics

	2016/17 Projection	2015/16 Forecast	2014/15 Actual	2013/14 Actual	2012/13 Actual	2011/12 Actual
			(Percentage Change)
Annual Change
Income Taxes	2.4	2.7	6.8	4.4	5.2	6.8
Other Taxes	3.0	3.0	4.8	10.6	0.4	4.1
Fees and Other Revenue	0.7	0.0	(0.9)	9.4	5.6	4.3
Federal Transfers	7.3	0.5	(0.2)	(3.4)	(8.7)	7.0
Total Revenue	3.1	0.2	3.7	4.4	(0.5)	4.7
Debt Servicing Costs	5.3	(1.3)	2.4	(2.1)	2.9	5.4
Total Expenditure	3.2	3.9	3.1	4.0	(3.5)	10.9
Summary Net Debt	8.2	12.8	9.8	9.2	9.3	15.3

			(Per Cent)
Per Cent of GDP
Income Taxes	5.7	5.7	5.7	5.6	5.5	5.6
Other Taxes	6.0	6.1	6.1	6.0	5.6	5.9
Fees and Other Revenue	3.2	3.3	3.4	3.5	3.4	3.4
Federal Transfers	6.0	5.8	5.9	6.1	6.6	7.7
Total Revenue	22.3	22.4	23.0	22.9	22.8	24.3
Debt Servicing Costs	1.3	1.3	1.3	1.3	1.4	1.4
Total Expenditure	23.8	23.9	23.7	23.7	23.7	26.1
Summary Net Debt	33.8	32.5	29.5	27.8	26.5	25.7

Per Cent of Revenue
Income Taxes	25.4	25.6	25.0	24.2	24.3	22.9
Other Taxes	27.2	27.2	26.5	26.2	24.7	24.5
Fees and Other Revenue	14.4	14.8	14.8	15.5	14.8	13.9
Federal Transfers	27.0	25.9	25.8	26.9	29.0	31.6
Net Income of Government Business Enterprises	4.4	4.8	6.1	5.5	5.4	5.2
Sinking Funds and Other Earnings	1.6	1.7	1.8	1.7	1.8	1.8

			(Dollars)
Dollars Per Capita

Total Revenue	11,630	11,419	11,513	11,233	10,888	11,095
Total Expenditure	12,441	12,200	11,866	11,646	11,336	11,906
Debt Servicing Costs	667	642	657	649	671	661
Summary Net Debt	17,678	16,542	14,813	13,651	12,653	11,735

Memorandum Items

Population (000’s) *	1,309.5	1,293.4	1,280.2	1,265.3	1,250.4	1,233.7
GDP at Market Prices	68,393	65,889	64,177	62,082	59,802	56,343

     Source: Manitoba Finance

     *  official population July 1

Budget Paper A

ECONOMIC REVIEW AND OUTLOOK

Available in alternate formats, upon request.

ECONOMIC REVIEW AND OUTLOOK

CONTENTS

INTRODUCTION	1

INTERNATIONAL ECONOMIC DEVELOPMENTS	1

MANITOBA ECONOMY	4

MANITOBA OUTLOOK	11

MANITOBA FINANCE SURVEY OF ECONOMIC FORECASTS 2015-2017f	13

BUDGET 2016 Economic Review and Outlook  /  A1

INTRODUCTION

The Manitoba economy continues to grow despite challenges stemming from an uncertain global economic environment and enduring low primary commodity prices, especially for crude oil.

The pace of economic growth in the province since the rebound in 2010 has been very stable, but is slowing. According to Manitoba Bureau of Statistics, Manitoba’s real GDP growth slowed to 1.6% in 2015 down from 2.1% in 2014. This compares favourably to the 1.2% growth estimated for Canada in 2015.

Manitoba and Canada Real GDP Growth,

2010-2017f

Preliminary industrial production information from Statistics Canada emphasizes a sharp increase in Manitoba’s construction output in 2015. Last year, crop production accelerated with yields at near-record levels for most crops, while animal production declined. Manitoba’s manufacturing output decreased, as gains in chemicals, aerospace products and parts, and furniture and related products were more than offset by declines in machinery for agricultural, construction and mining, meat processing, and fabricated and primary metal products. Mining, quarrying, and oil and gas extraction output fell in 2015, as both conventional oil and gas extraction, and copper, nickel, lead and zinc mining declined.

Looking forward, many of the issues that adversely affected the global growth in 2015 – recession in Brazil and Russia, slowdown in Canada, China and other emerging markets, sharp decline in commodity prices and financial market volatility – are likely to continue to exert downward pressure on growth in 2016. In addition, the inability of Central Banks to boost household spending and business investment by lowering interest rates is becoming increasingly apparent in many countries.

Reflecting these global challenges, the International Monetary Fund (IMF) has lowered economic growth forecast, across the board, for all Group of Seven (G7) countries in 2016 and 2017.

Manitoba and Canada’s economic forecasts were also revised down from those that prevailed earlier this year. The Manitoba Finance Survey of Economic Forecasts shows Canadian real GDP growing by 1.7% in 2016 and by 2.2% in 2017. Manitoba’s real GDP growth is expected to be slightly higher at 2.2% in 2016 and 2.4% in 2017.

INTERNATIONAL ECONOMIC DEVELOPMENTS

Optimism that the global economy will quickly recover from the Great Recession has now faded. The post-Great Recession recovery has seen the emergence of a new set of challenges to global growth, including:

●	European sovereign debt crisis;

●	slowdown in China and other emerging market economies;

●	sharp drop in commodity prices and their corresponding impact on:

–	economic growth,

–	fiscal balance, and

–	trade balance, particularly of commodity producers.

A2  /  Economic Review and Outlook BUDGET 2016

Many central banks continue to struggle to boost demand despite pursuing aggressive and unorthodox monetary policies. Undertaking fiscal stimulus in many nations would be challenging due to large debt levels. Additionally, non-political shocks in the form of refugee crises, terrorist attacks and cross-border conflicts continue to affect economies in many parts of the world, including those in Europe, the Middle East and North Africa.

The IMF has again downgraded its global economic growth outlook for both 2016 and 2017. The global economic growth forecasts of 3.2% in 2016 and 3.5% in 2017 are 0.2% and 0.1% lower, respectively, compared to its earlier forecasts. These downward revisions were broad-based, with outlooks cut for several advanced economies (U.S., euro area, Japan, Canada) and emerging market economies (Brazil, Russia).

Global, Advanced Economies and Emerging Markets/Developing Economies

Real GDP Growth, 2005-2017f

The U.S. economy has lost some momentum but remains the fastest growing economy among the G7 countries. While strong employment gains, low interest rates and savings from lower gasoline prices were expected to boost consumption, American households have tightened their spending as evidenced by tepid retail sales numbers in the last few months. Investment in the U.S. is being restrained by a number of factors, including weak domestic demand, heightened uncertainty and the downturn in the energy sector. Exports, a bright spot for most of the early part of the recovery, are also unlikely to contribute significantly to economic growth, as they are being negatively impacted by the weaker global growth and the stronger American dollar.

U.S. Real GDP Growth,

2005-2017f

Results have been mixed in China as the economy transitions away from large-scale capital investments to domestic consumer spending. Retail sales growth, a good proxy for consumption, continues to slow. However, the services sector’s share of the Chinese economy has increased from 40% in 2000 to nearly 50% in 2014.

While economic growth is moderating in China, many issues continue to simmer, including deteriorating loan portfolios due to defaults by corporate and state-owned enterprises. This could adversely impact the health of the Chinese banking system, and could send the Chinese and global economies and financial markets into another round of instability.

BUDGET 2016 Economic Review and Outlook  /  A3

China Real GDP Growth,

2005-2017f

Citing deflationary concerns, the European Central Bank (ECB) recently implemented very aggressive monetary policies. ECB cut its main policy rate to 0%, slashed the deposit facility rate to -0.4% and expanded its program of asset purchases (Quantitative Easing). Despite these measures, the euro area continues to be impaired by a host of issues affecting the currency bloc such as high sovereign debt burdens, slower global demand and a strong euro. Other factors that could have a very large impact on the euro area economy include terrorist attacks and the possibility of Britain’s exit from the European Union.

Mexico, Manitoba’s fourth-largest trading partner, made a solid start to its post-Great Recession recovery, growing by around 4.5% between 2010 and 2012. Since then, the economy has lost momentum largely due to external factors, especially subpar growth in the U.S. (Mexico’s largest trade partner) and the plunge in oil prices. However, Mexico’s domestic fundamentals remain strong. A host of structural reform measures undertaken by the Mexican government, including better fiscal management, liberalizing important sectors such as energy, financial services and telecommunications, are bearing fruit and should further boost economic growth going forward.

Canadian Economic Developments

The Canadian economy initially bounced back quickly from the Great Recession as a result of stimulus programs and a rebound in commodity prices. But as momentum in the global economy waned, and oil prices fell in 2014 and remain low, Canadian real GDP growth slowed to 1.2% in 2015, the slowest pace recorded since 2009.

As a consequence of cutbacks in oil and gas-related production, and capital investment, the labour market softened with the nationwide unemployment rate remaining elevated above 7.0%. Surveys such as the Bank of Canada’s Business Outlook Survey and the Canadian Federation of Independent Business’ Business Barometer point to only modest recovery in hiring and wage gains going forward. The unemployment rate is projected to stay close to 7.0% over the next two years: 7.1% in 2016 and 7.0% in 2017.

Canada Real GDP Growth,

2005-2017f

The very sharp decline in capital expenditures in 2015 was a major cause for the slow economic performance last year. Statistics Canada’s latest Capital and Repair Expenditures Survey indicates continuing weakness in investment will dampen the economy in 2016. Led by the anticipated 23.1% decline in the mining, quarrying,

A4  /  Economic Review and Outlook BUDGET 2016

and oil and gas extraction sector, total private capital expenditures are projected to decline 9.3% this year. However, the anticipated 6.5% increase in public capital expenditures is projected to moderate total investment declines to 4.4% this year.

On the upside, the federal government unveiled a multi-year stimulus package in Budget 2016. Averaging $22.6 billion through 2020/21, fiscal stimulus is expected to boost consumption and investment in a wide variety of areas, ranging from affordable housing to public transit to scientific research. Acknowledging this significant commitment, the Bank of Canada estimates government spending will contribute 0.5% to the 1.7% GDP growth projected in 2016 and 0.6% to the 2.3% GDP growth projected in 2017.

The countervailing effects of the decline in energy prices and the pass-through-effects of the depreciation of the Canadian dollar on inflation are expected to dissipate over the medium term. As a consequence, the Bank of Canada predicts that the forces affecting the path of inflation over the medium term to be largely balanced, thus projecting inflation to be roughly around 2% over the next two years. The average of the inflation forecasts surveyed by Manitoba Finance (1.8% in 2016 and 2.2% in 2017) show private sector forecasters are largely in agreement with the central bank’s projections.

Projections for Canada’s economy in 2016 point to continuing moderation. Most forecasters do not expect an appreciable economic recovery until 2017. The forecast survey indicates that Canada’s real economic output will grow by 1.7% this year and increase by 2.2% in 2017. Nominal GDP is expected to increase by 2.9% in 2016 and 4.8% in 2017 with energy prices slowly rebounding from the current base.

MANITOBA ECONOMY

Historically, Manitoba has had a wide variety of medium-sized enterprises that span the province. Manufacturing is the largest commercial industry in the

Manitoba Real GDP Growth, 2008-2017f

province, accounting for 10% of the economy and is closely followed by construction (8.7%), transportation and warehousing (6.4%), and finance and insurance (5.9%). The contribution from the smallest to the largest sector is the narrowest among provinces. The relatively stable service sector contributes 70% of economic output, while the goods producing sector accounts for the rest.

Due to these salient characteristics, Manitoba is consistently recognized by economic forecasters and credit rating agencies as one of the most economically diversified provinces in Canada. These factors also explain why Manitoba has been able to generate the most stable annual provincial economic growth in Canada.

Given the current national and international economic situation, a review of major economic indicators shows mixed results for Manitoba through most of 2015 and early 2016.

●	Preliminary real GDP growth was estimated at 1.6% in 2015, the slowest since the recession in 2009.

●	Household consumer spending softened in 2015, while business investment continued to increase following a sharp jump in 2014.

BUDGET 2016 Economic Review and Outlook  /  A5

●	Due to low primary commodity prices and demand, a decrease in real exports was only partially counterbalanced by a smaller decline in real imports, thereby, dampening overall growth in 2015.

●	Manitoba generated 9,700 jobs in 2015. The labour market remained balanced, with the supply of labour growing at about the same rate as jobs. However, both have slowed in the first quarter of 2016 compared to the same period in 2015.

●	Inflation has remained relatively restrained as low fuel prices, coupled with modest demand, are offsetting higher import prices. Accordingly, the Consumer Price Index rose 1.2% in 2015 compared to 1.9% in 2014. So far in 2016, consumer prices are up by 1.4% with higher prices for alcohol and tobacco, recreation and education, and food products partially offset by declines in energy, clothing and footwear, and health and personal care prices.

●	Manufacturing sales have rebounded early into 2016, while retail sales are strengthening.

●	New home construction numbers continue to slow after growing by a record-setting pace in the early part of the decade. Still, housing starts remain relatively high compared to historical levels.

Labour Market

Manitoba has the most stable labour market in Canada with modest changes in annual growth. Manitoba’s unemployment rate is generally one of the three lowest among provinces. In addition, over the past seven years, the labour market was balanced with new jobs created at about the same rate as new workers entering the market. This balance is reflected in a stable unemployment rate within a narrow range.

In the first four months of 2016, the labour force which includes self-employed and employees, averaged 673,100 workers. Over the same period, the

Manitoba’s Employment, April 2015-April 2016 (Three Month Moving Average)

unemployment rate averaged 6.1%, second lowest among provinces and below the 7.2% national average.

As a result of the slow growth in international and interprovincial demand for goods and services, employment has declined from an average of 636,200 jobs in 2015 to a 12-month rolling average of 634,700 jobs in April 2016, which represents a decline of 1,500 jobs.

The service sector is the most impacted and has lost 2,700 workers. This includes 1,600 jobs lost in the wholesale and retail trade sector, and 1,200 jobs lost in the transportation and warehousing sectors.

Low energy prices have led to 12 consecutive months of job losses in Manitoba’s mining, oil and gas sectors. These losses appear to have stopped in February 2016 with modest gains in March and April. Sectors showing employment gains in 2016 include: professional, scientific and technical services, construction, utilities, information and culture.

Given the slow start in 2016, the Manitoba Finance Survey of Economic Forecasts shows an expected 0.4% growth in employment this year and improving to 1.1% growth in 2017. The unemployment rate is expected to average 5.8% in 2016 and anticipated to fall to 5.5% in 2017.

A6  /  Economic Review and Outlook BUDGET 2016

Population

Over the past six years, Manitoba’s population has increased by over 1.1% a year. It has exceeded Canada’s population growth in the last four years. Immigration, coupled with an increasing number of births, is the key reason for this momentum and has contributed to marginally lowering the median age in the province to 37.7 years, which is the second lowest among provinces and is well below the national average at 40.5 years. Canada’s median age has continued to increase, but at a slower pace due to immigration and an increasing number of births.

Manitoba’s Population Growth,

2005-2015

Manitoba’s population was estimated at 1,293,378 persons on July 1, 2015, an increase of 13,136 persons or 1.03% from July 2014. Manitoba’s growth rate in population was the second highest among provinces and above the national average growth. Population data is released quarterly, however, the mid-year July estimate is considered the “annual” population for the year.

The components of population growth show net international immigration at 13,311 persons in 2015, down from a record 14,643 persons in 2014. The loss from net interprovincial migration improved to 6,971 persons compared to 7,336 persons in the previous year. The natural population increase (number of births less number of deaths) was estimated at 5,805 persons, up from 5,721 persons in 2014.

In January 2016, Manitoba’s population was estimated at 1,303,896 persons, an increase of 10,518 persons from July 2015. Manitoba Finance Survey of Economic Forecasts shows continued strength in population growth in 2016 and 2017, with an estimated increase of 1.2% and 1.1%, respectively.

Housing

Manitoba’s investment in housing construction amounted to $3.9 billion in 2014, or roughly 6.1% of nominal GDP. Over the years, the importance of housing to the Manitoba economy has increased, rising from 4.6% of GDP in 2005 to 6.1% of GDP in 2014. A sector with relatively high wages and salaries, Manitoba’s construction industry employed 45,600 persons in 2015, which is equivalent to 7.2% of the total employed in the province.

Manitoba All Area Housing Starts,

2005-2017f

Strong growth in new home construction in the early part of the decade has been underpinned by solid fundamentals, including employment and wage growth, low mortgage rates, housing affordability and population growth. While many of these positive

BUDGET 2016 Economic Review and Outlook  /  A7

fundamentals continue to exist, the increase in housing inventories has led to a pullback in new construction in the last two years, with province-wide housing starts declining by 16.7% and 11.6% in 2014 and 2015, respectively. Year-to-date housing starts data show a decline of 10.7%, indicating moderation in housing activity is continuing. The forward-looking building permit data provides additional support to this view. Year-to-date residential building permits in the province have declined by 3.0%.

The Canadian Mortgage and Housing Corporation (CMHC) is forecasting a bottom for the Manitoba housing market in 2016. Due to decreased competition from resale activity and inventory drawdown, CMHC expects total starts to decline to 5,350 units in 2016, before rising by 6.5% to 5,700 units in 2017.

Retail Sales

Manitoba’s retail trade sector employs over 70,000 workers and generates approximately $3.2 billion of value-added output. The sector has been expanding annually by 3.3% over the last 15 years. Food and beverage stores, and motor vehicle and parts dealers are the largest retailers in the province, accounting for 22% and 21% of the sector, respectively.

Manitoba retail sales increased by an average of 3.4% from 2011 to 2014. Last year, sales advanced to a record $18.3 billion, or $1,525 million a month; however, the growth rate was somewhat slower at 1.5% compared to previous years. Despite the moderate growth in 2015, Manitoba ranked fifth among provinces.

Last year, among major industry groups, gasoline stations registered the sharpest declines (-12.6%) due to the drop in fuel prices. The other two major industry groups that posted declines in 2015 were electronics and appliance stores (-2.0%), and food and beverage stores (-1.1%).

Retail sales in Manitoba have improved in the first quarter of 2016 compared to the same period in 2015. Decline in sales at gasoline stations have moderated

Retail Sales Annual Growth, 2015

in 2016, while last year’s declines in electronic and appliance stores, and food and beverage stores have reversed this year.

The three major retail industry groups that saw notable gains in 2015 – health and personal care stores, miscellaneous store retailers, and sporting goods, hobby, book and music stores – continue to grow in the first quarter of 2016.

Manufacturing

Manufacturing is the largest industrial sector in Manitoba, accounting for more than 10% of provincial GDP. The sector employs close to 65,000 workers and has had uninterrupted growth in employment since 2010. The bulk of Manitoba’s manufactured products are exported to international and interprovincial markets.

Like the overall Manitoba economy, the sector is diversified with many similar sized industries and a few larger ones, such as food processing, transportation equipment and machinery equipment. Food processing mainly consists of meat processing, and grain and oilseed milling. Transportation equipment manufacturing is almost evenly divided into aerospace products and parts, and intercity and transit buses. Machinery equipment includes agricultural, construction and mining machinery manufacturing.

A8  /  Economic Review and Outlook BUDGET 2016

Manufacturing Sales Annual Growth, 2015

Due to uneven demand and a slowdown in oil production, manufacturing sales in Manitoba decreased by 1.5% in 2015 to just under $17 billion. Last year, increased sales receipts from aerospace products and parts, furniture and chemicals products were offset by declines in machinery equipment, fabricated metal products and meat products.

Improved conditions in the aircraft sector have boosted Manitoba’s aerospace products and parts sales by 17.6% annually over the last two years. Sales remain brisk in 2016 with a year-to-date increase of 2.7%.

The recovery in U.S. housing along with a lower Canadian dollar has helped lift furniture and related product sales by, on average, 8.8% annually since 2012. Sales of kitchen cabinet and counter tops increased by 14.5% in 2015 following a 12% advance in 2014. Receipts from furniture and related products are down 0.2% so far in 2016.

Given lower demand for agricultural implements, particularly from Russia, and overall weak demand for oil and gas equipment, Manitoba’s machinery equipment sales fell by 13.0% in 2015. Agricultural implement sales, in particular, fell by a significant 17.5%. Machinery equipment sales have declined at the start of 2016 and are down year-to-date at a rate of 3.3%.

Fabricated metal product sales declined 12.0% in 2015 as the completion of some major multi-housing and non-residential capital projects reduced demand for architectural and structural products. Food manufacturing, the largest sector, declined 11.0% to $4.0 billion, as sales were hampered by both trade- related and supply-related constraints in the meat processing sector.

With several manufacturing industries showing improvement in early 2016, economic forecasters are expecting this trend to continue throughout the year as sales should benefit from stronger demand from the U.S. and a weaker Canadian dollar.

Agriculture

Agriculture is an important contributor to the Manitoba economy. Crop and livestock agri-businesses produce a variety of commodities and have strong linkages to food manufacturing, transportation, retail and wholesale trade, as well as finance, insurance and real estate.

In 2015, the primary agriculture sector represented over 3.0% of the economy, but crop, livestock and processed food product sales represented approximately 40% of total provincial foreign merchandise exports. Marketed farm cash receipts were divided into crops (57%) and livestock (43%).

Last year, an early spring and favorable weather conditions allowed crop producers to increase seeded acreage. Growing conditions allowed for excellent quality and yields during harvest. Statistics Canada estimates that Manitoba production increased relative to 2014 in barley (59.5%), soybeans (25.5%), canola (13.8%), oats (13.5%) and wheat (11.1%).

Grain prices, however, remain under pressure as favourable growing conditions have increased the global supply of grains and oilseeds. Wheat prices are currently averaging 13.6% below the 2015 average, while canola prices are down by 7.3%. Lower prices are partially reflected in the 2.0% decline in crop receipts in 2015, compared to the same period in 2014. Prices are expected to increase in the second half of 2016 and into 2017. Grain production in Manitoba is

BUDGET 2016 Economic Review and Outlook  /  A9

Farm Commodity Prices, Indices

also expected to increase as farmers are reporting an increased seeded acreage.

Manitoba’s livestock sector benefited from growing demand for meat products and high prices in 2014 as supplies were restrained in the U.S. due to two years (2012 and 2013) of prolonged drought in key livestock production regions of the U.S. and due to the outbreak of Porcine Epidemic Diarrhea virus in the hog sector. In Manitoba, the effect from the U.S. Country of Origin Labeling regulations has reduced demand for Manitoba livestock and undermined domestic livestock production.

Since 2014, livestock production rebounded in the U.S. and increased in Manitoba, thereby reducing overall prices in North America. Hog prices are down 34% on average in 2016, compared to the average price in 2015. Cattle prices are down 3.3% in 2016 following an 8.1% decline in 2015. Reflecting lower prices, hog producers reported a 15.5% decrease in farm cash receipts from hog production in 2015, compared to 2014. Cattle producers reported a 3.4% increase in farm cash receipts in 2015, compared to 2014.

Mining

Mining and oil production is the second-largest primary resource industry of the Manitoba economy accounting for $2.3 billion, or approximately 3.5% of the province’s economy in 2015. The mining sector in Manitoba is not immune to adverse developments in global commodity markets. Total mining production in 2015 was roughly 26% lower compared to 2014 production of $3.1 billion.

Industrial metals mining is the largest component of Manitoba’s extractive sector. With total production of $1.1 billion, industrial metals mining contributed 47% of the sector’s output in 2015. Petroleum production lost its place as the largest component of the extractive sector in 2015, as the total value of petroleum production declined by 44% to $927 million in 2015. Total industrial minerals production in 2015 was $291 million, accounting for the remaining 9% of the sector’s output last year.

Mining and Oil Production,

2005-2015

Capital investment in the extractive sector grew sharply at a compounded annual growth rate of approximately 17% between 2006 and 2013 as a result of the rapid rise in commodity prices. Reflecting the recent slump in commodity prices, capital investment has fallen considerably in the mining sector. According

A10  /  Economic Review and Outlook BUDGET 2016

to Statistics Canada’s latest Capital and Repair Expenditures Survey, businesses in the mining sector expect to spend $362.3 million in capital expenditures in 2016, 65% lower than the $1,030 million spent in 2014.

The outlook for primary commodities remains weak. Well into the seventh year of the post-Great Recession recovery, the global economy continues to disappoint, indicating commodity prices are not likely to be materially boosted by global demand. Additionally, global supply remains elevated for commodities. Financial market information for many commodities reflect global demand and supply imbalances. For example, oil futures contracts for delivery in May 2021 are currently trading around $50, reflecting financial market participants’ view that oil prices will not materially recover from present levels as far out as five years from now.

Foreign Merchandise Exports

Accounting for roughly 20% of provincial output, foreign exports are a very important component of the Manitoba economy. These exports fell sharply (-18.5%) at the height of the global financial crisis in 2009. Between 2010 and 2014, total foreign exports from the province grew at a compounded annual rate of 5.6%. The aforementioned sizeable rate is primarily due to solid growth in exports to the U.S., which grew at a noteworthy compounded rate of 6.7%. In the corresponding period, exports to non- U.S. markets grew at a much slower pace of 3.3%.

Manitoba’s top five exports in 2015 were: grains and oilseeds (21.1%), transportation equipment (11.7%), live animals and animal products (9.9%), machinery, mechanical and electrical appliances and equipment (9.7%), and mineral products (9.1%). These top five exports accounted for roughly 62% of the province’s total exports last year.

The U.S. is the primary destination for Manitoba’s exports. In 2015, roughly 70% of Manitoba’s exports reached the U.S. The U.S. is followed by China, which bought 7.2% of Manitoba’s total exports. Japan and Mexico are the other two major export destinations, purchasing 4.8% and 2.6% of Manitoba’s exports last year. Russia was a top five export market in 2013, but with its role in the events in Ukraine and subsequent sanctions, Manitoba’s exports to Russia collapsed by 90% in 2015.

Reflecting slow global economic growth and a sharp decline in commodity prices, total exports advanced by a moderate 2.2% last year. Exports to U.S. markets grew by 5.2% in 2015. In contrast, exports to non-U.S. markets declined 3.8% last year.

Export performance has reversed course this year. Exports to the U.S. have declined 3.9% year-to-date and exports to non-U.S. markets have advanced by 8.7%.

Manitoba’s Main Export Destinations

BUDGET 2016 Economic Review and Outlook  /  A11

MANITOBA OUTLOOK

Economic forecasts from earlier in the year for a notable expansion of global economic growth in the medium term have been revised down. Commodity prices are continuing to slip as demand conditions remain fragile despite further monetary policy easing in Europe and Japan. There has been a loss of growth momentum in the U.S. and Canada, partly due to the prolonged weakness in energy prices.

Given these factors, the IMF lowered its global growth forecast to 3.2% in 2016 and 3.5% in 2017. The IMF lowered their 2016 forecast for all members of the G7 by 0.1% to 0.5% in 2016. Growth in the U.S. is now

expected to be 2.4% in 2016, unchanged for the 2015 growth, but downgraded by 0.2% from the previous forecast. Most of the countries within the euro area are expected to grow slower than 1.5% in 2016 and by 1.6% in 2017.

Forecasts surveyed by Manitoba Finance estimate the Canadian economy will grow by 1.7% in 2016 and by 2.2% in 2017. The same survey indicates that Manitoba will grow by 2.2% in 2016 and by 2.4% in 2017. Nominal GDP is expected to grow by 3.8% in 2016 and by 4.4% in 2017.

Manitoba Outlook at a Glance

	2015	2016f	2017f
	(Per Cent Change Unless Noted)
Gross Domestic Product
Real	1.6	2.2	2.4
Nominal	2.7	3.8	4.4
Employment	1.5	0.4	1.1
Unemployment Rate (%)	5.6	5.8	5.5
Consumer Price Index	1.2	1.8	2.2
Population	1.0	1.2	1.1

f = Forecast

Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Finance Survey of Economic Forecasts (2016f - 2017f)

A12  /  Economic Review and Outlook BUDGET 2016

BUDGET 2016 Economic Review and Outlook  /  A13

MANITOBA FINANCE SURVEY OF ECONOMIC FORECASTS

2015-2017f

Real GDP Growth Forecast (%)

	2015	*	2016	f	2017	f

CA	0.9		1.7		2.2

NL	-2.2		-0.5		0.3

PE	1.5		1.3		1.3

NS	0.8		1.4		1.5

NB	1.9		0.6		1.1

QC	1.1		1.7		1.8

ON	2.5		2.6		2.4

MB	1.6		2.2		2.4

SK	-1.4		0.6		2.0

AB	-4.0		-0.9		2.1

BC	3.0		2.8		2.6
Unemployment Rate Forecast (%)
	2015		2016	f	2017	f

CA	6.9		7.1		7.0

NL	12.8		13.6		13.8

PE	10.4		10.5		10.3

NS	8.6		8.7		8.6

NB	9.8		9.8		9.7

QC	7.6		7.6		7.3

ON	6.8		6.7		6.5

MB	5.6		5.8		5.5

SK	5.0		5.8		5.6

AB	6.0		7.3		7.0

BC	6.2		6.3		6.2

Nominal GDP Growth Forecast (%)

	2015	f	2016	f	2017	f

CA	0.6		2.9		4.8

NL	-7.8		-0.8		3.4

PE	2.2		2.9		3.3

NS	2.0		3.1		3.4

NB	2.0		2.1		3.1

QC	2.2		3.4		4.0

ON	3.6		4.3		4.7

MB	2.7		3.8		4.4

SK	-4.2		0.8		5.0

AB	-7.5		-2.0		6.2

BC	3.6		4.3		4.8
Employment Growth Forecast (%)
	2015		2016	f	2017	f

CA	0.8		0.7		1.0

NL	-1.0		-1.3		-0.3

PE	-1.1		-0.2		0.5

NS	0.1		0.2		0.7

NB	-0.6		-0.3		0.4

QC	0.9		0.8		0.9

ON	0.7		1.2		1.1

MB	1.5		0.4		1.1

SK	0.5		-0.3		0.8

AB	1.2		-0.9		0.9

BC	1.2		1.7		1.3

f = Forecast

* Real GDP is based on basic prices.

Sources: Manitoba Finance Survey of Economic Forecasts,

    Manitoba Bureau of Statistics and Statistics Canada

A14  /  Economic Review and Outlook BUDGET 2016

MANITOBA ECONOMIC STATISTICS, 2011 TO 2015

	2011	2012	2013	2014	2015
	(Millions of Dollars)

POPULATION
July 1 (000’s)	1,234	1,250	1,265	1,280	1,293

GROSS DOMESTIC PRODUCT[1]
Nominal	56,343	59,802	62,082	64,177	65,889
Real (chained 2007 dollars)	54,183	55,665	57,175	58,404	59,349

SECTORS
Farm Cash Receipts	4,971	5,146	5,833	5,975	5,823
Crops	2,550	2,718	3,468	3,249	3,183
Livestock	1,920	1,934	1,993	2,494	2,335
Direct Payments	501	495	371	231	305
Manufacturing Shipments	16,153	16,333	16,742	17,200	16,948
Mining	3,160	3,092	3,071	3,097	2,282
Housing Starts (no. of units)	6,083	7,242	7,465	6,220	5,501
Retail Trade	16,443	16,652	17,297	18,034	18,297
New Car Sales (no. of units)	48,546	52,236	56,275	57,783	57,971

FOREIGN EXPORTS
Total Exports	11,678	11,363	12,550	13,414	13,715
U.S.	7,096	7,655	8,407	9,061	9,528

LABOUR MARKET
Labour Force (000’s)	647.4	656.6	661.5	662.1	674.1
Employment (000’s)	611.7	621.6	625.8	626.5	636.2
Participation Rate (%)	68.9	68.9	68.6	67.8	68.3
Unemployment Rate (%)	5.5	5.3	5.4	5.4	5.6
Average Weekly Earnings ($)	800.81	822.66	827.34	862.99	880.17

INVESTMENT
Total	7,509	7,795	7,620	8,633	9,687
Private	4,353	4,388	4,331	5,537	4,764
Public	3,156	3,407	3,289	3,096	4,923

CONSUMER PRICE INDEX
(Index, 2002 = 100)	118.4	120.3	123.0	125.3	126.8

BANKRUPTCIES
Business	60	36	55	48	26
Farm	5	7	13	2	0
Personal	1,514	1,276	1,214	1,200	1,264

1 2015 Manitoba Bureau of Statistics

Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Finance

Sums may not add due to rounding.

BUDGET 2016 Economic Review and Outlook  /  A15

2011	2012	2013	2014	2015
(Annual Percentage Change)

					POPULATION
1.0	1.4	1.2	1.2	1.0	July 1 (000’s)

					GROSS DOMESTIC PRODUCT[1]
5.8	6.1	3.8	3.4	2.7	Nominal
2.8	2.7	2.7	2.1	1.6	Real (chained 2007 dollars)

					SECTORS
4.0	3.5	13.3	2.4	-2.5	Farm Cash Receipts
-5.0	6.6	27.6	-6.3	-2.0	Crops
9.9	0.7	3.1	25.1	-6.4	Livestock
43.3	-1.2	-25.0	-37.7	31.7	Direct Payments
6.4	1.1	2.5	2.7	-1.5	Manufacturing Shipments
23.7	-2.2	-0.7	0.9	-26.3	Mining
3.3	19.1	3.1	-16.7	-11.6	Housing Starts (no. of units)
4.3	1.3	3.9	4.3	1.5	Retail Trade
7.0	7.6	7.7	2.7	0.3	New Car Sales (no. of units)

					FOREIGN EXPORTS
14.1	-2.7	10.4	6.9	2.2	Total Exports
8.4	7.9	9.8	7.8	5.2	U.S.

					LABOUR MARKET
0.5	1.4	0.7	0.1	1.8	Labour Force (000’s)
0.4	1.6	0.7	0.1	1.5	Employment (000’s)
-	-	-	-	-	Participation Rate (%)
-	-	-	-	-	Unemployment Rate (%)
2.6	2.7	0.6	4.3	2.0	Average Weekly Earnings ($)

					INVESTMENT
-0.6	3.8	-2.3	13.3	12.2	Total
3.3	0.8	-1.3	27.8	-14.0	Private
-5.6	8.0	-3.5	-5.9	59.0	Public

					CONSUMER PRICE INDEX
3.0	1.6	2.2	1.9	1.2	(Index, 2002 = 100)

					BANKRUPTCIES
-11.8	-40.0	52.8	-12.7	-45.8	Business
-16.7	40.0	85.7	-84.6	-100.0	Farm
-24.1	-15.7	-4.9	-1.2	5.3	Personal

1 2015 Manitoba Bureau of Statistics

Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Finance

Sums may not add due to rounding.

Budget Paper B

SUPPLEMENTARY FINANCIAL INFORMATION

Available in alternate formats, upon request.

SUPPLEMENTARY FINANCIAL INFORMATION

CONTENTS
SPECIAL ACCOUNTS	1

CAPITAL INVESTMENT	2

LOAN REQUIREMENTS	4

BORROWING REQUIREMENTS	6

SUMMARY NET DEBT	7

BUDGET 2016 Supplementary Financial Information  /  B1

SPECIAL ACCOUNTS

Fiscal Stabilization Account

The Fiscal Stabilization Account is projected to have a balance of $115 million as at March 31, 2016, after a draw of $85 million to retire a portion of the borrowings of the core government and an additional $20 million to offset the impact of capital investments in the infrastructure that supports programs such as health, education and housing.

Draws from the Fiscal Stabilization Account are not anticipated for 2016/17; therefore, the balance is projected to remain unchanged at $115 million at the end of the 2016/17 fiscal year.

Fiscal Stabilization Account
Projection as at March 31, 2017 and March 31, 2016	2016/17 Budget	2015/16 Forecast
	(Millions of Dollars)

Balance, Beginning of Year	115	220

Transfers to the Core Government
Debt Repayment	-	(85)
Principal Repayment	-	(20)

Balance, End of Year	115	115

Pension Assets Fund

The trust conditions of the funds held in the Pension Assets Fund are irrevocably restricted for pension purposes only. Net investment earnings of pension assets include the expected rate of return during the year, as well as adjustments to market-related value.

Market fluctuations of pension assets are not recorded in the year in which they occur, but are recognized over the employee average remaining service life.

The Fund is expected to have a balance of $4,364 million by the end of the 2016/17 fiscal year.

Pension Assets Fund
Projection as at March 31, 2017 and March 31, 2016	2016/17 Budget	2015/16 Forecast
	(Millions of Dollars)

Balance, Beginning of Year	4,228	4,140

Contributions and Revenue
New Investment	-	100
Net Investment Earnings	251	123
Departments and Crown Corporations	215	200

	466	423

Transfers
Teachers’ Retirement Allowances Fund and Civil Service Superannuation Fund payments	(330)	(335)

Balance, End of Year	4,364	4,228

B2  /  Supplementary Financial Information BUDGET 2016

CAPITAL INVESTMENT

Capital investment, both in core government and the Other Reporting Entities, continues to be a priority for government. An investment made to construct or enhance capital assets is a benefit to government in providing the services Manitobans need into the future.

The investment in tangible capital assets is projected to be $13.1 billion as at March 31, 2017, with $9.1 billion of related debt having been retired through accumulated amortization.

Tangible Capital Assets - Net Book Value
Projection as at March 31, 2017	2016/17 Budget
(Thousands of Dollars)

Cost of Assets, Beginning of Year	20,725
Additions	1,517

Cost, End of Year	22,242

Less:

Accumulated Amortization, Beginning of Year	8,420
Amortization	674

Accumulated Amortization, End of Year	9,094

Net Book Value	13,148

BUDGET 2016 Supplementary Financial Information  /  B3

Capital Investment – Core Government

Government-owned capital assets such as highways, waterways, buildings, machinery and computer systems are amortized over their useful life based on established guidelines for amortization (see Appendix B of the 2016/17 Estimates of Expenditure and Revenue). The amortization and interest costs are borne by departments that are responsible for each asset and are reflected as annual costs related to capital assets.

In total, costs related to capital assets are estimated at $508 million in 2016/17, an increase of $22 million from 2015/16. In 2016/17, departmental appropriations include $259 million for amortization and $249 million for allocation of interest.

Authority for the annual cost to acquire government-owned assets, which is reflected as Part B – Capital Investment, totals $704 million in 2016/17, a decrease of $47 million from 2015/16.

Capital Investment, 2016/17

	2016/17 Budget	2015/16 Budget	Variance
General Assets	(Thousands of Dollars)

Accommodation Services Capital Projects	60,000	60,000	-
Transportation Equipment and Aircraft	16,989	16,610	379
Information Technology Projects
Corporate Information Technology Projects	14,456	13,939	517
Education and Training	2,173	100	2,073
Infrastructure	2,211	600	1,611
Sustainable Development	500	300	200
Families	100	100	-
Finance	-	1,500	(1,500)
Justice	100	100	-
Other Equipment and Buildings	7,973	8,916	(943)

	104,502	102,165	2,337

Infrastructure Assets
Provincial Roads, Highways and Airport Infrastructure	542,000	590,510	(48,510)
Water-Related Infrastructure	45,000	38,800	6,200
Parks, Cottages and Camping	12,000	19,226	(7,226)

	599,000	648,536	(49,536)

Total Capital Investment	703,502	750,701	(47,199)

Capital Investment – Other

Government continues to support assets held for public use within the Other Reporting Entities with an investment of $921 million included in Budget 2016.

These assets include hospitals, universities, colleges, public schools and housing.

B4  /  Supplementary Financial Information BUDGET 2016

LOAN REQUIREMENTS

The Loan Act, 2016 provides borrowing and expenditure authority and, in some cases, guarantee authority for the government and its agencies to undertake self-sustaining programs, where self-sustaining means having the ability for repayment. This authority is in addition to that voted in the printed estimates.

Incremental Capital Authority Requirements for Non-Budgetary Programs, 2016/17

(Thousands of Dollars)

The Loan Act, 2016

Manitoba Hydro-Electric Board	2,578,000
Manitoba Agricultural Services Corporation	239,439
Manitoba Public Schools Finance Board	111,689
Manitoba Housing and Renewal Corporation	56,441
Manitoba Liquor and Lotteries Corporation	67,200
Post-Secondary Institutions	51,083
Manitoba Student Aid Program	40,500
Health Capital Program	37,476
Diagnostic Services Manitoba	31,954
Special Operating Agencies Financing Authority – Vehicle and Equipment Management Agency	29,000
Manitoba Water Services Board	19,511
Communities Economic Development Fund	8,700
Northern Affairs Communities	7,229
Leaf Rapids Town Properties Ltd.	4,175
The Cooperative Loans and Loans Guarantee Board	517
Sport Manitoba	424
Cottage Lots Program	415

3,283,753

BUDGET 2016 Supplementary Financial Information  /  B5

Non-Budgetary Capital Programs, 2016/17

(Thousands of Dollars)

Manitoba Hydro-Electric Board	3,736,000
Health Capital Program	437,550
Manitoba Housing and Renewal Corporation	279,371
Manitoba Public Schools Finance Board	194,561
Manitoba Agricultural Services Corporation	176,800
Manitoba Water Services Board	106,189
Manitoba Liquor and Lotteries Corporation	85,600
Post-Secondary Institutions	52,842
Special Operating Agencies Financing Authority – Vehicle and Equipment Management Agency	49,860
Manitoba Student Aid Program	36,500
Business Support (including Manitoba Industrial Opportunities Program)	32,555
Northern Affairs Communities	15,162
Communities Economic Development Fund	12,000
Manitoba Opportunities Fund	4,500
Diagnostic Services Manitoba	4,388
Special Operating Agencies Financing Authority – Crown Lands and Property Agency	3,000
Sport Manitoba	2,872
Miscellaneous Corporations, Agencies and Other Programs	9,323

5,239,073

B6  /  Supplementary Financial Information BUDGET 2016

BORROWING REQUIREMENTS

Manitoba’s borrowing requirements with respect to both general and self-sustaining borrowings is estimated to total $6.5 billion in 2016/17, of which $2.2 billion is required for refinancing purposes. New cash requirements, net of estimated repayments, are $4.3 billion, which includes requirements for general government purposes, capital investments by departments and the Manitoba Hydro-Electric Board. Estimated repayments are for capital investment assets, health facilities and lotteries. The Loan Act, 2016, will provide incremental capital authority of $3.3 billion. To date, approximately $0.9 billion of funding for 2016/17 has been completed.

Borrowing Requirements 2016/17

	Refinancing	New Cash Requirements	Estimated Repayments	Borrowing Requirements
Government Business Enterprises		(Thousands of Dollars)

Manitoba Hydro-Electric Board	733,837	3,097,296	-	3,831,133
Manitoba Liquor and Lotteries Corporation		70,000	48,759	21,241

Subtotal	733,837	3,167,296	48,759	3,852,374

Other Borrowings

General Purpose Borrowings	587,113	649,388	-	1,236,501
Capital Investment Assets	154,800	365,688	249,120	271,368
Civil Service Superannuation Plan	80,000	-	-	80,000
Health Facilities	50,000	200,000	89,146	160,854
Other Crowns and Organizations	77,469	321,609	-	399,078
Teachers’ Retirement Allowances Fund	500,000	-	-	500,000

Subtotal	1,449,382	1,536,686	338,266	2,647,801

Total Borrowing Requirements	2,183,218	4,703,982	387,025	6,500,175

BUDGET 2016 Supplementary Financial Information  /  B7

SUMMARY NET DEBT

Changes in Summary Net Debt

(Millions of Dollars)

2015/16 Summary Net Debt (Forecast)	21,395
Net Investment in Tangible Capital Assets
Core Government	445
Other Reporting Entities	398

843

Plus: Projected (Income) Loss for the Year
Core Government	890
Other Reporting Entities	21

911

Change in Net Debt	1,754

2016/17 Summary Net Debt (Budget)	23,149

In Budget 2016, the net debt to GDP ratio is forecast to be 33.8%. Net debt is an important indicator of a government’s financial position, as this highlights the affordability of future government services. Summary net debt represents the difference between the Government Reporting Entity’s total liabilities less financial assets1; it reflects the residual liability that must be financed by future revenues. Net debt may grow in absolute terms from time-to-time, as needed investments in capital assets are made. These investments underpin and support Manitoba’s economic performance. It is important to measure changes in net debt against the growth of the economy, as measured by the nominal GDP.

[1]	Financial assets are liquid assets such as cash, investments, loans and accounts receivable that could be readily converted to cash.

Budget Paper C

TAX MEASURES

Available in alternate formats, upon request.

TAX MEASURES

CONTENTS

FISCAL SUMMARY OF TAX MEASURES	1

PERSONAL TAX MEASURES	2

BUSINESS TAX MEASURES	4

TECHNICAL AND ADMINISTRATIVE MEASURES	4

TAX CREDIT REVIEW	4

CONTACTS FOR FURTHER INFORMATION	5

BUDGET 2016 Tax Measures  /  C1

FISCAL SUMMARY OF TAX MEASURES

Negative amount means decrease in tax revenue or increase in tax expenditure.

	2016/17	Full Year
	(Millions of Dollars)

Personal Tax Measures
Personal Tax Brackets, indexed to inflation	-3.2	-12.8
Basic Personal Amount, indexed to inflation	-2.9	-11.6
Seniors’ School Tax Rebate, modified	44.5[1]	37.0

	38.4	12.6

Business Tax Measures
Interactive Digital Media Tax Credit, enhanced	–	–
Green Energy Equipment Tax Credit, enhanced	-1.4	-1.4
Small Business Venture Capital Tax Credit, extended	-0.4	-1.5

	-1.8	-2.9

Total Fiscal Impact	36.6	9.7

1 This figure includes adjustments that are attributable to 2015/16.

C2  /  Tax Measures BUDGET 2016

PERSONAL TAX MEASURES

Indexing Personal Income Tax Brackets

2016/17 revenue impact: -$3.2 million

Manitoba tax brackets will be increased in 2017 by the Manitoba Consumer Price Index (CPI) for the twelve-month period of October 2015 to September 2016. It will continue to be indexed in subsequent years.

The index factor for 2017 will be known by November 2016, following the release of provincial inflation figures by Statistics Canada.

The table below illustrates the estimated change in tax brackets in 2017 as a result of indexing based on a currently projected index factor of 1.73% for Manitoba. The average income tax savings from these changes are approximately $10 for middle-income earners and approximately $67 for higher-income earners.

As a result of indexing brackets in 2017, 2,400 Manitobans who paid tax at 17.4% will be paying tax at the lower rate of 12.75%. Approximately 2,900 Manitobans who paid tax at 12.75% will be paying tax at the lowest rate of 10.8%.

The estimated total tax saving from indexing tax brackets in 2017 is approximately $12.8 million.

For more information, please contact Location B, page C5.

Indexing the Basic Personal Amount

2016/17 revenue impact: -$2.9 million

The Manitoba Basic Personal Amount (BPA) will be increased in 2017 by the Manitoba CPI for the twelve-month period of October 2015 to September 2016. Like the tax brackets, the BPA will continue to be indexed in subsequent years.

The 2016 BPA is currently $9,134 and the new indexed BPA will be known by November 2016, following the release of provincial inflation figures by Statistics Canada.

It is estimated that the indexed BPA will increase from $9,134 in 2016 to approximately $9,292 in 2017, based on a projected index factor of 1.73% for Manitoba.

Approximately 2,770 Manitobans who paid tax at 10.8% will be removed from the tax rolls in 2017.

The estimated indexed 2017 BPA would save all Manitoba taxpayers approximately $11.6 million in 2017.

Manitoba joins seven other provinces and the federal government in indexing the BPA.

For more information, please contact Location B, page C5.

  Projected Indexed Taxable Income Ranges in 2017 and Average Tax Savings

Rate	Taxable Income Range 2016	Taxable Income Range Projected 2017	Average Individual Income Tax Savings [1]
10.8%	$0 – $31,000	$0 – $31,535	-
12.75%	$31,001 – $67,000	$31,536 – $68,156	$10
17.4%	over $67,000	over $68,156	$67

1 Estimated value based on indexing tax brackets only.

BUDGET 2016 Tax Measures  /  C3

Seniors’ School Tax Rebate

2016/17 expenditure impact: -$44.5 million

For the 2016 and subsequent property tax years, the maximum Seniors’ School Tax Rebate (Rebate) limit of $470 for eligible seniors is retained.

The Rebate will now be calculated on net school taxes paid after the Basic and Seniors’ Education Property Tax Credits (EPTC) are taken into account. In addition, the Rebate will be reduced by 2.0% of net family income for senior households over $40,000.

The Rebate will now be delivered as part of the annual income tax return. Administration of the Rebate through the income tax system will permit retroactive claims of up to three years, but no earlier than the 2016 Rebate.

Eligible seniors below the $40,000 income-tested threshold will still be eligible for a full Rebate depending on net school tax paid. Senior households with a family net income of $63,500 and over will no longer receive the Rebate.

The table below illustrates the implications of the changes to the Rebate for senior households. Estimates are shown for various senior household incomes, with the total school tax credits, including the Rebate and the Basic and Seniors’ EPTC, and the net property taxes.

The average senior household will see a reduction in the Rebate as a result of these changes from approximately $400 in 2015 to $300 in 2016.

For example, a senior household with net family income of $20,000 paying a property tax of $2,500 (school tax of $1,250) would receive a Rebate of approximately $350. This would be in addition to the Basic EPTC of $700 and the Seniors’ EPTC of $200 for a total tax credit of $1,250. Net property taxes would be reduced from $2,500 to $1,250. This would fully offset all of the school taxes.

A senior household with net family income of $40,000 paying a property tax of $2,500 (school tax of $1,250) would receive a Rebate of approximately $470. This would be in addition to the Basic EPTC of $700 for a total tax credit of $1,170. Net property taxes would be reduced from $2,500 to $1,330. This would offset over 90% of the school taxes.

A senior household with net family income of $50,000 paying a property tax of $2,500 (school tax of $1,250) would be income-tested on income above $40,000. This would result in total tax credits of $970. Net property taxes would be reduced from $2,500 to $1,530. This household will have 78% of their school taxes offset.

Approximately 34,500 senior homeowners are expected to benefit from the Rebate in 2016, which is over half of the total number of senior homeowners who claimed a Rebate in 2015. The total school tax savings for these individuals because of the Rebate is estimated to be $10.8 million for the 2016 property tax year.

For more information, please contact Location B, page C5.

Illustration of Impact of Change to the Rebate ($2,500 total property tax, $1,250 school tax)

Senior Household Income	Basic EPTC	Seniors’ EPTC	Seniors’ Rebate	Total Credits	Net Property Tax
$10,000	$700	$300	$250	$1,250	$1,250
$20,000	$700	$200	$350	$1,250	$1,250
$30,000	$700	$100	$450	$1,250	$1,250
$40,000	$700	$0	$470	$1,170	$1,330

2% income-testing above $40,000

$50,000	$700	$0	$270	$970	$1,530
$60,000	$700	$0	$70	$770	$1,730
$70,000	$700	$0	$0	$700	$1,800

C4  /  Tax Measures BUDGET 2016

BUSINESS TAX MEASURES

Interactive Digital Media Tax Credit

The Interactive Digital Media Tax Credit will be reviewed to consider enhancements to the eligibility criteria, in particular, for larger digital media companies who establish a significant job-creating presence in Manitoba.

This refundable corporation income tax credit is currently targeted at companies that develop and produce eligible interactive digital media projects in Manitoba. The credit is equal to 40% of the remuneration paid to Manitobans on eligible projects approved by the Department of Growth, Enterprise and Trade.

For more information, please contact Location C, page C5.

Small Business Venture Capital Tax Credit

2016/17 revenue impact: -$0.4 million

The Small Business Venture Capital Tax Credit, scheduled to expire December 31, 2016, will be extended three years to the end of 2019. The province will be reviewing the tax credit program parameters to improve accessibility for Manitoba companies.

This Credit promotes, among Manitoba-resident individuals and companies, the acquisition of equity capital in emerging enterprises that require larger amounts of capital than community ownership can provide.

For more information, please contact Location D, page C5.

Green Energy Equipment Tax Credit

2016/17 revenue impact: -$1.4 million

Eligibility for the Green Energy Equipment Tax Credit will be expanded to include gasification equipment and equipment for co-generation of energy using biomass fuel.

This refundable tax credit is targeted at the production and purchase of machinery and equipment used to generate renewable energy in Manitoba. Geothermal heating equipment is currently eligible for a maximum 15% credit and solar thermal heating equipment is eligible for a 10% credit. As a result of these enhancements, gasification and biomass fuel energy equipment installed in Manitoba and used in a business are eligible for a 15% credit.

For more information, please contact Location A, page C5.

TECHNICAL AND ADMINISTRATIVE MEASURES

Enforcement and administration measures will be enhanced under The Tax Administration and Miscellaneous Taxes Act and The Retail Sales Tax Act.

For more information, please contact Location E, page C5.

TAX CREDIT REVIEW

Manitoba Finance will undertake a value-for-money review of the province’s personal and business tax credit system. The review will consider the extent to which existing measures are effectively serving the needs of Manitobans and businesses.

BUDGET 2016 Tax Measures  /  C5

CONTACTS FOR FURTHER INFORMATION

A)	Fiscal Research Division Manitoba Finance Telephone: 204-945-3757 in Winnipeg Fax: 204-945-5051 e-mail: feedbackfin@gov.mb.ca

B)	Manitoba Tax Assistance Office Manitoba Finance Telephone: 204-948-2115 in Winnipeg Toll-free: 1-800-782-0771 in Manitoba Fax: 204-948-2263 e-mail: tao@gov.mb.ca

C)	Science, Innovation and Business Development Division Manitoba Growth, Enterprise and Trade Telephone: 204-945-0975 in Winnipeg Fax: 204-945-3977 e-mail: avery.jodoin@gov.mb.ca

D)	Business Services Division Manitoba Growth, Enterprise and Trade Telephone: 204-945-7343 in Winnipeg Fax: 204-945-1193 e-mail: kristal.benton@gov.mb.ca

E)	Taxation Division Manitoba Finance Telephone: 204-945-5603 in Winnipeg Toll-free: 1-800-782-0318 in Manitoba Fax: 204-945-0896 e-mail: mbtax@gov.mb.ca

For further information on government programs, contact Manitoba Government Inquiry by calling 204-945-3744 in Winnipeg or toll-free 1-866-626-4862 in Manitoba, or e-mail mgi@gov.mb.ca.

C6  /  Tax Measures BUDGET 2016

INTERPROVINCIAL COMPARISON OF TAX RATES

Figures are pre- and post-2016 provincial budgets. Data as of May 25, 2016.

	CAN	BC		AB		SK [1]		MB
	2016	Pre	Post	Pre	Post	Pre	Post	Pre	Post
Personal Income Tax

Top Marginal Rate (%)[2]	33.00	16.80	14.70	11.25	15.00	15.00	15.00	17.40	17.40

Basic Personal Amount ($)[4]	11,474	9,938	10,027	18,214	18,451	15,639	15,843	9,134	9,292

Health Care Premiums ($)	-	864	900 [6]	500	1000	-	-	-	-

Health and Education Tax (%)	-	-	-	-	-	-	-	2.15	2.15

Corporation Income Tax (%)

Small	10.5	2.5	2.5	3.0	2.0 [7]	2.0	2.0	0.0	0.0

Large	15.0	11.0	11.0	10.0	12.0	12.0	12.0	12.0	12.0

Manufacturing	-	11.0	11.0	10.0	12.0	10.0	10.0	12.0	12.0

Small Business Limit ($000)	500	500	500	500	500	500	500	425	450

Capital Tax (%)

Banks	-	-	-	-	-	3.25	3.25	6.00	6.00

Small Financial Institutions	-	-	-	-	-	0.70	0.70	-	-

Sales Tax (%)[8]	5.0	7.0	7.0	-	-	5.0	5.0	8.0	8.0

Gasoline Tax (¢/l)	10.0	21.17	21.17	13.0	17.5 [9]	15.0	15.0	14.0	14.0

Diesel Fuel Tax (¢/l)	4.0	22.67	22.67	13.0	18.4 [9]	15.0	15.0	14.0	14.0

Tobacco Tax (¢/cigarette)	10.515	23.90	23.90	22.50	25.00	25.00	25.00	29.50	29.50

Corporation Income Tax Credits

Manufacturing (%)	-	-	-	-	-	5.0	5.0	10.0	10.0

Research and Development (%)	35.0	10.0	10.0	10.0	10.0	10.0	10.0	20.0	20.0

¢	Tax went up	☐	Tax went down	- Not applicable

[1]	SK is scheduled to present their 2016 budget on June 1, 2016.

[2]	Top marginal provincial rates include surtaxes.

[3]	NL top marginal rate will increase to 16.8% on July 1, 2016 and 18.3% in 2017.

[4]	Post-budget BPA figures, for provinces that index, are estimated based on projections by Manitoba Finance.

[5]	Increased as a budget measure, not due to indexation.

[6]	BC Medical Services Plan premiums are increased by 4% January 1, 2017.

[7]	AB small business tax rate decreasing from 3% to 2% effective January 1, 2017.

[8]	The sales tax rate is the general rate for each province. In HST provinces, it is the provincial component of the harmonized sales tax.

[9]	AB fuel tax rate includes a carbon tax which is effective January 1, 2017.

[10]	NB tobacco tax will raise to 25.25 cents on February 1, 2017.

[11]	ON research and development rate decreasing from 4.5% to 3.5% in 2018/19; Innovation Tax Credit decreasing from 10% to 8% in 2018/19.

BUDGET 2016 Tax Measures  /  C7

ON			QC		NB		NS		PE		NL
Pre	Post		Pre	Post	Pre	Post	Pre	Post	Pre	Post	Pre	Post

20.53	20.53		25.75	25.75	25.75	20.30	21.00	21.00	18.37	18.37	14.30	16.8 [3]

9,863	10,027		11,425	11,550	9,633	9,758	8,481	8,481	7,708	8,000 [5]	8,767	8,802

900	900		1615	1625	-	-	-	-	-	-	-	-

1.95	1.95		4.26	4.26	-	-	-	-	-	-	2.00	2.00

4.5	4.5		8.0	8.0	4.0	4.0	3.0	3.0	4.5	4.5	3.0	3.0

11.5	11.5		11.9	11.9	12.0	14.0	16.0	16.0	16.0	16.0	14.0	15.0

10.0	10.0		11.9	11.9	12.0	12.0	16.0	16.0	16.0	16.0	5.0	5.0

500	500		500	500	500	500	350	350	500	500	500	500

-	-		-	-	4.00	5.00	4.00	4.00	5.00	5.00	4.00	5.00

-	-		-	-	-	-	-	-	-	-	-	-

8.0	8.0		9.975	9.975	8.0	10.0	10.0	10.0	9.0	10.0	8.0	10.0

14.7	14.7		19.2	19.2	15.5	15.5	15.5	15.5	13.1	13.1	16.5	33.0

14.3	14.3		20.2	20.2	21.5	21.5	15.4	15.4	20.2	20.2	16.5	21.5

13.98	15.475		14.90	14.90	19.00	22.26 [10]	23.52	27.52	22.50	25.00	23.50	24.50

-	-		5.0	4.0	-	-	-	-	10.0	10.0	-	-

14.5	11.5	[11]	37.5	37.5	15.0	15.0	15.0	15.0	-	-	15.00	15.0

Budget Paper D

REDUCING POVERTY AND PROMOTING SOCIAL INCLUSION

Available in alternate formats, upon request.

REDUCING POVERTY AND PROMOTING SOCIAL INCLUSION

CONTENTS

INTRODUCTION	1

BUDGET 2016	2

APPENDIX 1: INDICATORS OF POVERTY REDUCTION AND SOCIAL INCLUSION	3

BUDGET 2016 Reducing Poverty and Promoting Social Inclusion  /  D1

INTRODUCTION

This paper sets out the ways in which Budget 2016 will begin to correct the course and set the stage for renewal of the province’s agenda for poverty reduction.

In recent years, Manitoba has lagged behind Canada as a whole in poverty reduction. Both the percentage and the number of Manitobans living in poverty have increased. From 2008 to 2013 (the most recent year for which data are available), Manitoba’s low-income rate increased from 10.0% to 11.6%, an increase of 16%, compared with an increase of 9% for Canada as a whole. Certain groups of Manitobans, notably children, those living in lone-parent families and Aboriginal people living off-Reserve, have fared much worse, as shown in the table below.

Low-Income in Manitoba 2008 to 2013 (Statistics Canada Market Basket Measure¹)

		2008	2013	2008-2013
				(Per Cent Change)

All Manitobans	Rate (%)	10.0	11.6	16.0
	Rank[2]	3	4
	Number (000)	113.0	140.0

Children	Rate (%)	12.5	15.3	22.4
	Rank	3	5
	Number (000)	32.0	40.0

Lone-Parent Families	Rate (%)	24.6	40.0	62.6
	Rank	2	4
	Number (000)	F	31.0

People with Disability[3]	Rate (%)	10.2	14.7
	Rank	2	2
	Number (000)	28.0	37.0

Aboriginal People (Off-Reserve)	Rate (%)	14.2	26.3	85.2
	Rank	3	6
	Number (000)	13.0	28.0

F	– Indicates that the data are too unreliable to be published.
[1]	All data are from Statistics Canada, Market Basket Measure of Low Income.
[2]	Rank: 1 is best; 10 is worst.
[3]

Statistics Canada has changed how it defines persons with disabilities. In 2008, data were based on persons with activity limitation; 2013 data were based on persons with disabilities. Therefore, the 2008 and 2013 data should not be directly compared.

D2  /  Reducing Poverty and Promoting Social Inclusion BUDGET 2016

BUDGET 2016

We are pleased to present a budget very early in our mandate that begins to correct the course and move away from the increasing debt and taxes that have eroded incomes for all Manitobans, including those living in poverty. In doing so, Budget 2016 will lay the foundation for the development of a new approach to addressing poverty.

Budget 2016 provides tax relief to low-income Manitobans. Our New Government is indexing the basic personal exemption to inflation, bringing it closer towards the national average and giving 2,770 low-income Manitobans freedom from income taxes.

This budget freezes taxes, and gives Manitobans a permanent tax break that will keep up with the cost of living by ending bracket creep and indexing income tax brackets to the rate of inflation.

Providing safe, secure housing is a fundamental part of our approach to addressing poverty. This budget significantly increases resources to support new construction, improvement and maintenance to the Manitoba Housing and Renewal Corporation’s multi-year capital program, to expand and improve affordable housing.

To further assist those in need, this budget provides for full indexation to 75% of Median Market Rent through the Rent Assist program, to help low-income Manitobans who live in private rental housing.

Budget 2016 launches a value for money review of all government spending that will reduce waste, duplication and overlap, so that more resources can be dedicated to front-line services, including those that assist low-income Manitobans.

Work on Budget 2017 will begin immediately, and with it the development of a comprehensive plan to address poverty. In future budgets and as part of that strategy, our government is committed to:

●	Fostering new business, social and community partnerships, aimed at giving Manitobans work and social supports through Social Impact Bonds (SIBs). SIBs will improve the outcomes of front-line services, benefiting low-income Manitobans who rely on them.

●	Promoting job creation and economic growth for First Nations communities through the further development of Urban Indigenous Economic Development Zones in partnership with First Nations.

●	Creating innovative community and private sector partnerships that promote practical home ownership opportunities for First Nations and Metis families.

Our New Government recognizes there is much work to be done to address chronic rates of poverty that have become worse over the mandate of the previous government, and look forward to bringing forward new ideas and approaches in the months ahead.

BUDGET 2016 Reducing Poverty and Promoting Social Inclusion  /  D3

APPENDIX 1: INDICATORS OF POVERTY REDUCTION AND SOCIAL INCLUSION

The Poverty Reduction Strategy Act requires that the Manitoba government set indicators to measure progress in reducing poverty and increasing social inclusion. These 21 indicators, included in regulation since 2012, are listed below.

INDICATOR	SOURCE OF INFORMATION
Total units of social and affordable housing supported by Manitoba Housing and Renewal Corporation	Manitoba Families

New households served through Manitoba Housing and Renewal Corporation programs and services (excluding those entering social housing)	Manitoba Families

Households in core housing need	Canada Mortgage and Housing Corporation

Sense of community belonging	Statistics Canada (Canadian Community Health Survey)

High school graduation rates	Manitoba Education and Training

Participation in adult learning programs	Manitoba Education and Training

Employment rate	Statistics Canada (Labour Force Survey)

Average weekly earnings	Statistics Canada (Labour Force Survey)

Minimum wage rate	Manitoba Growth, Enterprise and Trade

Low-income rate	Statistics Canada (Canadian Income Survey)

Income inequality	Statistics Canada (Canadian Income Survey)

Post-secondary education participation	Statistics Canada (Labour Force Survey – custom tabulation)

Early Development Instrument scores	Manitoba Education and Training

Availability of child care	Manitoba Families

Number of children in care	Manitoba Families

Teen birth rates	Manitoba Health, Seniors and Active Living and Statistics Canada (Vital Statistics – custom tabulation)

Potential years of life lost by income quintile	Manitoba Health, Seniors and Active Living

Prevalence of chronic diseases by income quintile	Manitoba Health, Seniors and Active Living

Average monthly number of persons receiving co-ordinated home care services	Manitoba Health, Seniors and Active Living

Continuity of physician care	Manitoba Health, Seniors and Active Living

Number of people using ACCESS centres	Manitoba Families and Manitoba Health, Seniors and Active Living